American Federation of Labor and Congress of Industrial Organizations



815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

EXECUTIVE COUNCIL

JOHN J. SWEENEY PRESIDENT	**RICHARD L. TRUMKA** SECRETARY-TREASURER	**LINDA CHAVEZ-THOMPSON** EXECUTIVE VICE PRESIDENT

Gerald W. McEntee	Morton Bahr	Gene Upshaw	Frank Hanley
Michael Sacco	Frank Hurt	Gloria T. Johnson	Clayola Brown
Patricia Friend	Michael Goodwin	Sonny Hall	Carroll Haynes
William Lucy	Leon Lynch	Arturo S. Rodriguez	Robert A. Scardelletti
Andrew L. Stern	Martin J. Maddaloni	John M. Bowers	R. Thomas Buffenbarger
Boyd D. Young	Dennis Rivera	Stuart Appelbaum	John W. Wilhelm
Elizabeth Bunn	Michael J. Sullivan	James P. Hoffa	Capt. Duane Woerth
Terence O'Sullivan	Harold Schaitberger	Edwin D. Hill	Joseph J. Hunt
Cheryl Johnson, R.N.	Bruce Raynor	Clyde Rivers	Cecil Roberts
Edward C. Sullivan	William Burrus	Leo W. Gerard	Melissa Gilbert
Edward J. McElroy Jr.	Ron Gettelfinger	James Williams	John J. Flynn
Baxter M. Atkinson	John Gage	Joseph T. Hansen	William H. Young
Nat LaCour			

October 22, 2004

Juan Carlos Braniff
Chairman, Audit Committee of the El Paso Corp. Board of Directors
c/o David L. Siddall
El Paso Corp.
1001 Louisiana Street, Suite S2951B
Houston, TX 77002

Dear Mr. Braniff,

Thank for your prompt response to our October 13, 2004 letter.

Your response reiterated the procedures that the Board of Directors, the Audit Committee and El Paso Corp. itself have taken in light of the Company's restating its financial statements for 1999 through 2003. We are disappointed that your letter failed to address the substantive concerns about auditing function and internal controls at El Paso raised in our letter. We believe such additional disclosure is particularly timely since shareholders will soon be casting their votes on individual director nominees and the appointment of the Company's auditors, PriceWaterhouseCoopers at El Paso's 2004 Annual Meeting on November 18.

This information is particularly relevant for the ratification of PriceWaterhouseCoopers as El Paso's independent auditors. It appears PriceWaterhouseCoopers failed to identify the many deficiencies in El Paso's internal controls that contributed to the serious problems that now beset the Company. Absent of any additional disclosure, we believe the interests of the shareholders and the Company would be better served by El Paso's ending its relationship with PriceWaterhouseCoopers. We will, therefore, share our concerns with other El Paso shareholders as well as Institutional Shareholder Services and Glass Lewis & Co., the two leading independent proxy voting services, prior to the Annual Meeting.

We urge you again to restore investor confidence by fully addressing these key questions of accountability and transparency prior to El Paso's Annual Meeting.

Sincerely,

William B. Patterson
Director, AFL-CIO Office of Investment